

February 18, 2011

U.S. Securities & Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

RE: **Tombstone Exploration Corporation**
       Application to Dispense with Consent of Auditor pursuant to Rule 437 of Regulation C of the Securities Act of 1933
       Request for Waiver of Audit of Financial Statements
       Period from January 1, 2007 to December 31, 2007

Dear Sir or Madam:

Pursuant to the provisions of Rule 437 of Regulation C of the Securities Act of 1933 (the "Securities Act"), Tombstone Exploration Corporation, a Canadian federal corporation (the "Company"), respectfully submits an application to dispense with audited financial statements for the period from January 1, 2007 to December 31, 2007.

Previously, the Company included the written consent of its former independent accountant, Moore & Associates ("Moore"), including Moore's audit of the Company's financial statements for the period from January 1, 2007 to December 31, 2007 in the Company's Annual Report on Form 20-F for the year ended December 31, 2008.

The basis for this application and/or request for waiver is that Moore, the Company's former auditor, has since lost its PCAOB Registration. Specifically, the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and non-cooperation with the PCAOB investigation. Similarly, on October 6, 2009, the Commission suspended Moore from appearing or practicing before the Commission as accountants as a result of these same violations. As a result of Moore losing its PCAOB Registration, the Company can no longer include any consent or audit of Moore, who audited the Company's financials for the years ended December 31, 2006 and December 31, 2007.

In order for the Company's current auditor to re-audit the financial statements from January 1, 2007 to December 31, 2007, the Company would need to provide such auditor the documentation and records of the Company pertaining to such period. The Company provided the originals of all such documentation and records to Moore, expecting them to be returned. However, these records were never returned to the Company by Moore. The Company has made a good faith effort to locate and reclaim these records, but we have encountered certain difficulties in such endeavor. As such, it would be impossible for the Company to re-audit the financials from this period without significant difficulty, delay and/or undue hardship. Based on the foregoing, the Company respectfully requests that the Commission grant this application under Rule 437 of Regulation C of the Securities Act, and provide a waiver of the audit as pertains to the financial statements from January 1, 2007 to December 31, 2007.

Thank you for your attention and courtesies with respect to this matter. Please contact the undersigned directly with any questions at (408) 305-4507.

Very truly yours,

TOMBSTONE EXPLORATION CORPORATION

/s/ Alan M. Brown
Alan M. Brown
President and Chief Executive Officer

AFFIDAVIT OF ALAN M. BROWN

6529 E FRIESS DR SCOTTSDALE AZ 85254
480-305-4507

I, Alan M. Brown, being first duly sworn, depose and state as follows:

1.   This affidavit ("Affidavit") has been prepared for the purpose of providing and/or confirming certain information concerning Tombstone Exploration Corporation (the "Company"), a Canadian federal corporation.

2.   I have personal knowledge of the matters stated in this Affidavit.

3. I have been an officer and director of the Company since 2000.

4. I was appointed as a member of the Company's board of directors on April 12, 2000, and since that time I am familiar with all aspects of the Company's operations.

5. Our registered independent public accountant for the period from January 1, 2006 (inception) to June 10, 2009 was Moore & Associates ("Moore").

6. On June 10, 2009, Moore was dismissed and M&K CPAS, PLLC ("M&K") was appointed as the Company's registered independent public accountant.

7. On August 27, 2009, PCAOB revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality control standards, and Section 10 (b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and non-cooperation with the PCAOB investigation.

8. On October 6, 2009, the Securities and Exchange Commission ("Commission") suspended Moore from appearing or practicing before the Commission as accountants as a result of these same violations.

9. As a result of Moore losing its PCAOB Registration, the Company can no longer include any financial statements audited by Moore, which included audits for the years ended December 31, 2006 and December 31, 2007, in any filing with the Commission.

10. The Company has made a good faith effort to obtain its records from Moore for the period from January 1, 2007 to December 31, 2007 in order for the Company's current auditor to re-audit the financial statements of the Company for such period.

11. The Company has been unsuccessful in obtaining its records from Moore due to Moore's lack of cooperation.

12. As a result of Moore's lack of cooperation and willingness to return the necessary documents to the Company, the Company is and will continue to encounter significant difficulty and undue hardship in attempting to have its financial statements for the period from January 1, 2007 to December 31, 2007 re-audited by its current auditor.

13. The Company requests that the Commission grant its application pursuant to Rule 437 of Regulation C of the Securities Act of 1933 to dispense with the inclusion of audited financial statements for the period from January 1, 2007 to December 31, 2007 in the Company's Annual Report on Form 20-F for the year ended December 31, 2009.

I declare under penalty of perjury of the State of Arizona that the above is true and correct.

Dated:

Feb 18, 2011



Alan M. Brown

Alan M. Brown

STATE OF Az }

} SS.

COUNTY OF Maricopa }

OFFICIAL SEAL
TAMMY TERESE BLACKWELL
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires May 25, 2014

On Feb 18, 2011, before me, Alan M Brown, a notary, personally appeared ____________________ personally known to me, or proved to me on the basis of satisfactory evidence, to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity, and that by each signature on the instrument the person, or entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Tammy Terese Blackwell

Notary Public

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